

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2012

Via U.S. Mail
Dennis Kjeldsen
President
TeamUpSport Inc.
700 Gillard Street
Wallaceburg, Ontario, N8A 4Z5, Canada

> **Re:** **TeamUpSport Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 17, 2012**
> **File No. 333-176429**

Dear Mr. Kjeldsen:

We have reviewed the above-referenced filing and the related response letter dated January 17, 2012 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 19, 2011.

General

1. We refer to the comments below. As appropriate, please be sure that the disclosure throughout your document reflects the information reported for the most recent period covered by your financial statements.

Summary Financial Information, page 4

2. We note that the line items, Liabilities and Total Stockholders' Equity at May 31, 2011 do not tie to the similar captioned line items in your balance sheet at May 31, 2011 on page 47. Please advise or revise accordingly.

Liquidity and Capital Resources

Cash from Financing Activities, page 24

3. Your disclosure indicates that you generated cash from financing activities in the amount of $52,333 during the period from inception through to November 30, 2011. Please reconcile this amount to your net cash provided by financing activities line item for the same period in your statement of cash flows on page 39.

Balance Sheet, page 36

4.   We note that the line item, Total Stockholders' Equity, at May 31, 2011 does not sum to the items within Stockholders' Equity. Similarly, this line item does not tie to Total Stockholders' Equity at May 31, 2011 in the balance sheet on page 47. Please advise or revise accordingly.

5.   Your disclosure under Stockholders' Equity identifies the number of shares outstanding at August 31, 2011. Please update this disclosure through November 30, 2011.

Report of Independent Registered Public Accounting Firm, page 46

6.   We note that you have included an explanatory paragraph in response to prior comment 2. It appears that the restatement is discussed in Note 4 to the financial statements, rather than Note 3 as identified in the report. Please advise or revise accordingly.

Item 16. Exhibits, page 60

Exhibit 23.1

7.   We note that while your amended document was filed on January 17, 2012 the consent of your independent registered public accounting firm is dated January 17, 2011. Please be sure that the consent included with your amended filing is dated correctly.

        You may contact Ryan Rohn, Staff Accountant, (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via E-mail
        Jody M. Walker, Esq.